Helisa Square Limited Dividend Housing

Association Limited Partnership

(a Michigan limited partnership)

Financial Report

December 31, 2004

Helisa Square Limited Dividend Housing Association
Limited Partnership

Contents
Independent Auditor’s Report	1

Balance Sheet	2

Notes to Balance Sheet	3-4

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
Plantemoran.com

Independent Auditor’s Report

To the Partners

Helisa Square Limited Dividend Housing

Association Limited Partnership

We have audited the accompanying balance sheet of Helisa Square Limited Dividend Housing Association Limited Partnership as of December 31, 2004. This financial statement is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Helisa Square Limited Dividend Housing Association Limited Partnership at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Plente & Moren, PLLC

May 17, 2005

1

Helisa Square Limited Dividend Housing Association
Limited Partnership

Balance Sheet

December 31, 2004

Assets
Cash	$50,757
Land and construction in progress	688,003
Total assets	$738,760
Liabilities and Partners’ Equity
Liabilities
Accounts payable:
Trade	$2,250
Trade - Related parties (Note 2)	29,859
Developer fee payable (Note 2)	48,000
Accrued interest (Note 2)	22,566
Contractor payable (Note 2)	44,140
Note payable (Note 3)	439,511
Total liabilities	586,326
Partners’ Equity (Note 4)	152,434
Total liabilities and partners’ equity	$738,760

See Notes to Balance Sheet.

2

Helisa Square Limited Dividend Housing Association
Limited Partnership

Notes to Balance Sheet

December 31, 2004

Note 1 - Organization and Summary of Significant Accounting Policies

Helisa Square Limited Dividend Housing Association Limited Partnership (the “Partnership”) was formed on March 6, 2001 to acquire, develop, maintain, and operate a 12-unit apartment building (the “Project”) in Detroit, Michigan. The Partnership has qualified for and been allocated low-income housing credits pursuant to Internal Revenue Code Section 42.

As of December 31, 2004, the Project is under construction and all applicable construction costs have been capitalized as construction in progress.

Classification - Since liabilities at December 31, 2004 will generally be paid with cash draws and capital contributions received in 2005, the classification on the balance sheet between current and long-term has been eliminated.

Land and Construction in Progress - Land is recorded at cost. Land was purchased during 2003 for $172,000. The remaining costs are construction in progress, which are recorded at cost and will be capitalized and depreciated upon completion.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Note 2 - Related Party Transactions

Related Party Payable - The related party payable consists of advances received from affiliates of the general partner to cover expenditures. The amount outstanding at December 31, 2004 is $29,859, all of which is due upon demand and is noninterest- bearing.

Developer Fees - Developer fees are payable to the developer (the general partner) for services rendered in negotiating, coordinating, and supervising the planning architectural, engineering, and construction services necessary for construction of the project. The development agreement specifies total payment of $200,000. The developer fees are capitalized as part of the building and improvements and have been earned and recognized in accordance with the development fee agreements. Of the total amount of the developer fee of $200,000, $48,000 was earned and capitalized for services performed through December 31, 2004.

Accrued Interest - Accrued interest in the amount of $22,566 is due to the general partner related to a note payable for the land purchase. The note has been repaid and the accrued interest remains outstanding at December 31, 2004.

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Helisa Square Limited Dividend Housing Association
Limited Partnership

Notes to Balance Sheet
December 31, 2004

Note 2 - Related Party Transactions (Continued)

Contractor Payable - At December 31, 2004, $44,140 is payable to the general contractor, an affiliate of the general partner.

Note 3 - Note Payable to Bank

The Partnership has a line of credit agreement with a bank in the amount of $1,530,000, of which $439,511 has been drawn as of December 31, 2004. The note’s interest will be adjusted monthly to reflect the current index, which is the highest prime rate published. The effective interest rate was 4.75 percent at December 31, 2004. Interest-only payments under this loan agreement began in December 2004. All interest amounts are capitalized as construction in progress. The maturity date on the line of credit is April 30, 2006.

Note 4 - Partners’ Equity

Partners’ equity consists of limited partner contributions of $175,000 and cumulative interest expense on the land note in the amount of $22,566. The total amount of agreed-to capital contributions by the general partner and the limited partners per the partnership agreement is $100 and $1,163,500, respectively.

The capital contributions paid as of December 31, 2004, as well as any remaining amounts, are subject to adjustments as set forth in the partnership agreement. Such adjustments will be based on actual performance versus forecasted lease-up schedules and anticipated tax credits.

4